Registration Statement No. 333-217200

Filed pursuant to Rule 433

December 7, 2017

Pricing Term Sheet

Bank of Montreal

US$1,250,000,000

3.803% Subordinated Notes due 2032

(Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

Issuer:	Bank of Montreal (the “Bank”)

Issue:	3.803% Subordinated Notes due 2032 (Non-Viability Contingent Capital (NVCC)) (the “Notes”)

Expected Ratings*:	BBB / Baa2 / A+ (S&P / Moody’s / Fitch)

Format:	SEC Registered – Registration Statement No. 333-217200

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada) (the “Bank Act”) and, if the Bank becomes insolvent or is wound-up (prior to the occurrence of a Trigger Event (as defined below)), will rank pari passu with all other Subordinated Indebtedness (as defined in the Prospectus) of the Bank from time to time outstanding, except Indebtedness (as defined in the Prospectus) that by its terms is subordinated to such Subordinated Indebtedness.

The Notes will not constitute savings accounts, deposits or other obligations that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or under the Canada Deposit Insurance Corporation Act (Canada), the Bank Act or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

Principal Amount:	US$1,250,000,000

Price to Public:	100.000%, plus accrued interest, in any, from December 12, 2017

Underwriting Commission:	0.450% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$1,244,375,000

Trade Date:	December 7, 2017

Settlement Date:	December 12, 2017 (T+3)

Maturity Date:	December 15, 2032

Interest Reset Date:	December 15, 2027

Interest Rate:

Subject to any redemption prior to the Maturity Date, the Notes will bear interest (i) from and including the Settlement Date to, but excluding, the Reset Date, at a rate of 3.803% per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum which will be 1.432% above the 5-Year Mid-Swap Rate.

For purposes of the foregoing:

“5-Year Mid-Swap Rate” means the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the 5-Year Mid-Swap Rate shall be the Reset Reference Bank Rate on the Reset Interest Determination Date.

“Reset Screen Page” means Reuters screen “ICESWAP1” (or any successor page or, if a successor page is unavailable, an equivalent page of Bloomberg or any comparable provider as determined by the Bank in its sole discretion) as at 11:00 a.m. (New York time).

“Reset Interest Determination Date” means the day falling two business days prior to the Reset Date.

“Reset Reference Bank Rate” means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market to the paying agent as at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.

“5-Year Mid-Swap Rate Quotation” means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated on the basis of a 360-day year of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of 5 years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR rate (or such other short-term rate, if any, as shall have generally replaced the 3-month U.S. dollar LIBOR rate in the relevant market at the relevant time for purposes of such fixed-for-floating U.S. dollar interest rate swaps quotations, as determined by the Bank in its sole discretion) (calculated on the basis of the actual number of days elapsed in 360-day year).

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on June 15, 2018 (long first coupon). Interest will accrue from December 12, 2017.

Benchmark Treasury:	2.250% UST due November 15, 2027

Benchmark Treasury Yield:	2.353%

Re-Offer Spread to Benchmark Treasury:	T + 145 basis points

Re-Offer Spread to 10-Year Mid-Swap Rate:	10-Year Mid-Swap Rate + 1.432%

Re-Offer Yield:	3.803%

Day Count / Business Day Convention:	30/360; following, unadjusted

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event, each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, and as of the start of business on the date on which the Trigger Event occurs, into a number of fully-paid and freely tradable common shares of the Bank (“Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (an “NVCC Automatic Conversion”). For the purposes of the foregoing:

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price, and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs, converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, “Current Market Price” shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of $5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.5.

“Note Value” means, in respect of each Note, the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the date of the Trigger Event.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined herein) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg (or such other information service provider) that displays the relevant information.

Trigger Event:

Trigger Event has the meaning set out in the Office of the Superintendent of Financial Institutions Canada (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter 2 – Definition of Capital, effective December 2016, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•     the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•     a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Redemption:	The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions Canada (the “Superintendent”), redeem the Notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus), (ii) at any time following the occurrence of a Tax Event (as defined in the Prospectus) or (iii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Events of Default:	An event of default will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Neither the failure to make a payment on the Notes when due (including any interest payment) nor an NVCC Automatic Conversion will constitute an Event of Default.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any Ineligible Person (as defined in the Prospectus) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus) through the acquisition of Common Shares.

Use of Proceeds:	The net proceeds will be contributed to the general funds of the Bank and will qualify as Tier 2 capital of the Bank for regulatory purposes.

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC UBS Securities LLC

Co-Managers:

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Desjardins Securities Inc.

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

CUSIP / ISIN:	06368B GS1 / US06368BGS16

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Because Desjardins Securities Inc. is not registered with the U.S. Securities and Exchange Commission (the “SEC”) as a U.S. registered broker-dealer, it will effect offers and sales of the Notes solely outside of the United States or within the United States to the extent permitted by Rules 15a-6 under the Exchange Act through one or more U.S. registered broker-dealers and as permitted by the rules and regulations of the Financial Industry Regulatory Authority Inc.

The Bank has filed a registration statement (File No. 333-217200) (including a base shelf prospectus dated April 27, 2017) and a preliminary prospectus supplement dated December 6, 2017 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-888-827-7275.